File No. 70-8429



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       ---------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 4
                                      TO
                                   FORM U-1
                      ----------------------------------

                          APPLICATION OR DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                     * * *


                        Susan Tomasky, General Counsel
                 AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                  (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), and its subsidiary, AEP Resources, Inc. ("Resources"), hereby amend their Application-Declaration on Form U-1 in File No. 70-8429 and restate the
Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

      1. By order dated December 22, 1994 (HCAR No. 26200) ("1994 Order"), the Commission authorized AEP and Resources to issue and sell up to $300 million ("1994 Investment Limit") in debt and/or equity securities through June 30, 1997 and to invest the proceeds in "exempt wholesale generators" ("EWGs"), as defined in section 32 of the 1935 Act, and in "foreign utility companies" ("FUCOs"), as defined in section 33 of the 1935 Act. The 1994 Order also authorized AEP and Resources to acquire the securities of one or more companies ("Project Parents") that directly or indirectly, but exclusively, hold the securities of one or more FUCOs or EWGs ("Power Projects"). The 1994 Order also authorized (i) AEP to guarantee the debt securities and other commitments of Resources; (ii) AEP and Resources to guarantee the securities of one or more Project Parents or Power Projects; and (iii) Project Parents to guarantee the securities of their Power Projects, through June 30, 1997, in an aggregate amount which, with the securities issued, would never exceed the 1994 Investment Limit.

      By order dated May 10, 1996 (HCAR No. 26516) ("1996 Order"), the Commission authorized an increase in the 1994 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 50% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1996 Investment Limit"). The Commission further authorized in the 1996 Order an extension through December 31, 2000 of the authority granted in the 1994 Order: (i) to issue and sell debt and equity securities; (ii) for Resources and the Project Parents to acquire the securities of new Project Parents; and (iii) for AEP, Resources and the Project Parents to guarantee securities. In addition, the Commission authorized the issuance and sale by AEP of up to 10 million additional shares of its common stock par value $ 6.50 per share, which were authorized but unissued or were treasury shares, provided the gross proceeds from the sale of such stock would not exceed the 1996 Investment Limit.

      By order dated January 24, 1997 (HCAR No. 26653) ("1997 Order"), the Commission authorized Central and South West Corporation ("CSW") to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs or FUCOs.

      By order dated April 27, 1998 (HCAR No. 26864) ("1998 Order"), the Commission authorized an increase in the 1996 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 100% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1998 Investment Limit").

      By order dated June 14, 2000 (HCAR No. 27186) ("Merger Order"), the Commission, among other things contemplated by the merger of a wholly owned subsidiary of AEP with and into CSW ("Merger"), terminated the 1997 Order upon consummation of the Merger and authorized AEP to issue and sell securities in an amount of up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP after giving effect to the Merger.

      Applicants now request that the authority granted in the 1994 Order, 1996 Order, 1998 Order (each as modified by any subsequent order summarized herein) and the Merger Order be extended from December 31, 2000 to June 30, 2004. Applicants do not seek an expansion of the 1998 Investment Limit, as further explained in the Merger Order, instead, only an extension of the authorized period is requested.

      Applicants have complied, and will remain in compliance, with the requirements of Rule 53(a)(2) concerning books, records and financial reports of EWGs and FUCOs; Rule 53(a)(3), concerning the use of employees to provide services of EWGs and FUCOs; and Rule 53(a)(4), concerning delivery of copies of filings to state regulators.1

      AEP will continue to file certificates under to Rule 24 within 60 days after the end of each calendar quarter setting forth:

(1) a computation in accordance with Rule 53(a) (as modified by the 1998 Order) of its aggregate investment in EWGs and FUCOs;

(2) a statement of such aggregate investment as a percentage of the following total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter;

(3) consolidated capitalization ratios as of the end of such quarter, with consolidated debt to include all short-term debt and non-recourse debt of EWGs and FUCOs to the extent normally consolidated under applicable financial reporting rules;

(4)  the market-to-book ratio of AEP's common stock at the end of such quarter;

(5) an analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other subsidiaries of AEP; and

(6) a statement of revenues and net income of each EWG and FUCO for the twelve months ended as of the end of such quarter.

                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of March 31, 2000, AEP, through its subsidiary, Resources, had aggregate investment in FUCOs of $918,907,000. This investment represents approximately 53.2% of $1,727,264,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 2000. However, in the 1998 Order AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 1998 Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of March 31, 2000, AEP's consolidated capitalization consisted of 38.1% common and preferred equity and 61.9% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's operating utility subsidiaries2 shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating utility subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,727,264,000) represented an increase of approximately $33,566,000 (or 2.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 1998 Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of the utility subsidiaries or their customers, or on the ability of state commissions to protect the utility subsidiaries or their customers.

      2.    The following statement is added to the end of ITEM 2. FEES,

COMMISSIONS AND EXPENSES:

      "No additional expenses are expected to be incurred in connection with this Post-Effective Amendment No. 4."

      3.    Exhibit H-1, Form of Notice, is filed herewith.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.


                         By: /s/ A. A. Pena____________
                                 A. A. Pena
                                 Treasurer

Dated:  August 24, 2000


                                                                   Exhibit H-1


                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /September   , 2000


----------------------------------------
                                        :
In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
AEP RESOURCES, INC.                     :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
70-8429                                 :
----------------------------------------:


      American Electric Power Company, Inc. ("AEP") a registered holding company, and AEP Resources, Inc. ("Resources"), a subsidiary of AEP, have filed a post-effective amendment to their application-declaration previously filed and amended pursuant to the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), designating Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32
and 33 of the 1935 Act and Rules 45 and 53 thereunder as applicable to the proposed transaction.

      By order dated December 22, 1994 (HCAR No. 26200) ("1994 Order"), the Commission authorized AEP and Resources to issue and sell up to $300 million ("1994 Investment Limit") in debt and/or equity securities through June 30, 1997 and to invest the proceeds in "exempt wholesale generators" ("EWGs"), as defined in section 32 of the 1935 Act, and in "foreign utility companies" ("FUCOs"), as defined in section 33 of the 1935 Act. The 1994 Order also authorized AEP and Resources to acquire the securities of one or more companies ("Project Parents") that directly or indirectly, but exclusively, hold the securities of one or more FUCOs or EWGs ("Power Projects"). The 1994 Order also authorized (i) AEP to guarantee the debt securities and other commitments of Resources; (ii) AEP and Resources to guarantee the securities of one or more Project Parents or Power Projects; and (iii) Project Parents to guarantee the securities of their Power Projects, through June 30, 1997, in an aggregate amount which, with the securities issued, would never exceed the 1994 Investment Limit.

      By order dated May 10, 1996 (HCAR No. 26516) ("1996 Order"), the Commission authorized an increase in the 1994 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 50% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1996 Investment Limit"). The Commission further authorized in the 1996 Order an extension through December 31, 2000 of the authority granted in the 1994 Order: (i) to issue and sell debt and equity securities; (ii) for Resources and the Project Parents to acquire the securities of new Project Parents; and (iii) for AEP, Resources and the Project Parents to guarantee securities. In addition, the Commission authorized the issuance and sale by AEP of up to 10 million additional shares of its common stock par value $ 6.50 per share, which were authorized but unissued or were treasury shares, provided the gross proceeds from the sale of such stock would not exceed the 1996 Investment Limit.

      By order dated January 24, 1997 (HCAR No. 26653) ("1997 Order"), the Commission authorized Central and South West Corporation ("CSW") to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs or FUCOs.

      By order dated April 27, 1998 (HCAR No. 26864) ("1998 Order"), the Commission authorized an increase in the 1996 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 100% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1998 Investment Limit").

      By order dated June 14, 2000 (HCAR No. 27186) ("Merger Order"), the Commission, among other things contemplated by the merger of a wholly owned subsidiary of AEP with and into CSW ("Merger"), terminated the 1997 Order upon consummation of the Merger and authorized AEP to issue and sell securities in an amount of up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP after giving effect to the Merger.

      Applicants now request that the authority granted in the 1994 Order, 1996 Order, 1998 Order (each as modified by any subsequent order summarized herein) and the Merger Order be extended from December 31, 2000 to June 30, 2004. Applicants do not seek an expansion of the 1998 Investment Limit, as further explained in the Merger Order, instead, only an extension of the authorized period is requested.

      Applicants have complied, and will remain in compliance, with the requirements of Rule 53(a)(2) concerning books, records and financial reports of EWGs and FUCOs; Rule 53(a)(3), concerning the use of employees to provide services of EWGs and FUCOs; and Rule 53(a)(4), concerning delivery of copies of filings to state regulators.3

      AEP will continue to file certificates under to Rule 24 within 60 days after the end of each calendar quarter setting forth:

(1) a computation in accordance with Rule 53(a) (as modified by the 1998 Order) of its aggregate investment in EWGs and FUCOs;

(2) a statement of such aggregate investment as a percentage of the following total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter;

(3) consolidated capitalization ratios as of the end of such quarter, with consolidated debt to include all short-term debt and non-recourse debt of EWGs and FUCOs to the extent normally consolidated under applicable financial reporting rules;

(4)  the market-to-book ratio of AEP's common stock at the end of such quarter;

(5) an analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other subsidiaries of AEP; and

(6) a statement of revenues and net income of each EWG and FUCO for the twelve months ended as of the end of such quarter.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by September , 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.



--------
1 Rule 53(a)(2) requires that a registered holding company maintain books and records to identify investments in and earnings from EWGs and FUCOs, and that the books and records and financial statements of EWGs and FUCOs be kept in conformity with stated standards and be made available to the Commission. Rule 53(a)(3) requires that no more than 2% of the employees of the utility subsidiaries of a registered system provide services to EWGs and FUCOs at any one time. Rule 53(a)(4) requires that copies of filings with the Commission with respect to EWGs and FUCOs be submitted to each regulatory commission with jurisdiction over the retail rates of an affected utility company.

2 Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company, electric utility subsidiaries of AEP
(sometimes collectively referred to herein as "Operating Companies"). AEP is primarily engaged, through the Operating Companies, in the generation, transmission and distribution of electric energy. The Operating Companies operate an integrated public utility system that provides service in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia.

3 Rule 53(a)(2) requires that a registered holding company maintain books and records to identify investments in and earnings from EWGs and FUCOs, and that the books and records and financial statements of EWGs and FUCOs be kept in conformity with stated standards and be made available to the Commission. Rule 53(a)(3) requires that no more than 2% of the employees of the utility subsidiaries of a registered system provide services to EWGs and FUCOs at any one time. Rule 53(a)(4) requires that copies of filings with the Commission with respect to EWGs and FUCOs be submitted to each regulatory commission with jurisdiction over the retail rates of an affected utility company.